

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES ACT OF 1934

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2003

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 000-24948

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Park View Federal Savings Bank Salary Savings Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PVF Capital Corp.
30000 Aurora Road
Solon, Ohio 44139

REQUIRED INFORMATION

Item 1-3. The Park View Federal Savings Bank Salary Savings Plan and Trust (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan is filing such financial statements and schedules in lieu of the financial statements required by these items as permitted by Item 4.

Item 4. The Plan, which is subject to ERISA, is filing plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibits:

Exhibit 23.1 Consent of Crowe Chizek and Company LLC

FINANCIAL STATEMENTS

PARK VIEW FEDERAL SAVINGS BANK
SALARY SAVINGS PLAN AND TRUST

FINANCIAL STATEMENTS
December 31, 2003 and 2002

PARK VIEW FEDERAL SAVINGS BANK
SALARY SAVINGS PLAN AND TRUST
Solon, Ohio

FINANCIAL STATEMENTS
December 31, 2003 and 2002

CONTENTS


Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Park View Federal Savings Bank
Salary Savings Plan and Trust
Solon, Ohio

We have audited the accompanying statements of net assets available for benefits of Park View Federal Savings Bank Salary Savings Plan and Trust (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) and Schedule H, Line 4a - Delinquent Deposits of Participant Contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2003 financial statements taken as a whole.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Columbus, Ohio
April 6, 2004

PARK VIEW FEDERAL SAVINGS BANK
SALARY SAVINGS PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2003 and 2002

	2003	2002
ASSETS		
Investments (Note 4)	$ 3,955,518	$ 2,632,075
Receivables		
Employer contribution	--	2,378
Participant contributions	--	7,119
	--	9,497
Total assets available for benefits	$ 3,955,518	$ 2,641,572

See accompanying notes to financial statements.

PARK VIEW FEDERAL SAVINGS BANK
SALARY SAVINGS PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2003

Additions to net assets attributed to:	
Investment income	
Net appreciation in fair value of investments (Note 4)	$ 874,632
Interest	9,359
Dividends	50,572
	934,563
Contributions	
Employer	112,962
Participants	391,692
	504,654
Total additions	1,439,217
Deductions from net assets attributed to:	
Benefits paid to participants	121,731
Administrative expenses	3,540
	125,271
Net increase	1,313,946
Net assets available for benefits	
Beginning of year	2,641,572
End of year	$ 3,955,518

See accompanying notes to financial statements.

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Park View Federal Savings Bank Salary Savings Plan and Trust provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering all full-time employees of Park View Federal Savings Bank (the Company), as well as certain part-time employees who have met eligibility requirements. Eligible employees become participants in the Plan beginning the earlier of the first day of the Plan year, the fourth month, seventh month or tenth month of the Plan year, coinciding with or following the date on which the employee meets the eligibility requirements of 1 year of service and 18 years of age. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions: Effective January 1, 2003, the Plan was amended to allow participants to contribute from 1% to 50% of their annual wages before taxes. Prior to January 1, 2003, participants could contribute up to 15% of their annual wages before taxes. Participants who attain age 50 by the end of the plan year are permitted to make catch-up contributions in accordance with Code Section 414(v). Contributions are subject to certain Internal Revenue Code (Code) limitations. The Company matches up to 50% of the first 4% contributed by the participant. The Plan also permits the Company to make a profit sharing contribution at its discretion. All employee and employer contributions are invested per the participant's direction. In 2003, the Company matched 50% of the first 4% contributed by the participant, but did not make a profit sharing contribution.

Participant Accounts: Each participant's account is credited with the participant's contribution, the Employer's contributions and an allocation of Plan earnings. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Any employer contributions vest according to the following schedule:

Years of Service	Vest %
Less than 2	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years	100%

(Continued)

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Payment of Benefits: Upon termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum distribution or annual installments. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. If the terminated employee's account balance is not greater than $5,000, it is automatically distributed to the employee as soon as administratively feasible.

Forfeitures: Forfeitures represent the nonvested portion of the participant's account plus earnings thereon that are not fully distributable to participants who terminate employment before they are 100% vested. In the event a terminated employee has had five consecutive one-year breaks in service, the nonvested balance is subject to forfeiture. Forfeitures are used to reduce the future contributions to the Plan. At December 31, 2003 and 2002, there were no forfeitures available. Forfeitures used to reduce the employer matching contribution during the plan year ended December 31, 2003 were $3,712.

Withdrawals: In the event of hardship, as defined in the Code and by the provisions of the Plan document, the Plan provides for the withdrawal of all or a portion of the employee deferrals (excluding earnings) subject to the approval of the plan administrator.

Participant Loans: Participant loans are not permitted under the Plan.

Administrative Expenses: Certain professional fees of the Plan were paid on behalf of the Plan by the Company.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Accounting Method: The Plan's financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.

Investments: The investments held by the Plan are shown at fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end, as determined by quoted market prices. Certificates of Deposits and money market funds are stated at cost which approximates market value. Share of Company common stock are stated at fair value as measured by quoted market prices. Dividends and interest earned by the investment funds are automatically reinvested in each of the separate investment funds. Purchases and sales are recorded on a trade-date basis.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates. It is at least reasonably possible that a significant change may occur in the near term for the estimates of investment valuation.

(Continued)

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (Continued)

Risk and Uncertainties: The Plan provides for various investment options including any combination of certain mutual funds, common stock of the Company, or certificates of deposit. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants' individual account balances.

Payment of Benefits: Benefits are recorded when paid.

Concentration of Credit Risks: At December 31, 2003, approximately 58% of the Plan's assets were invested in PVF Capital Corp. common stock.

NOTE 3 - RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions.

NOTE 4 - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets.

	December 31, 2003	
	Units/Shares	Fair Value
PVF Capital Corp. common stock	141,703	$ 2,284,252
Park View Federal Savings Bank Certificates of Deposit	N/A	438,381
Scudder Total Return Fund	38,990	337,263
Scudder Capital Growth Fund	4,908	198,445

	December 31, 2002	
	Units/Shares	Fair Value
PVF Capital Corp. common stock	113,952	$ 1,430,098
Park View Federal Savings Bank Certificates of Deposit	N/A	382,459
Scudder Total Return Fund	33,567	251,751

(Continued)

NOTE 4 - INVESTMENTS (Continued)

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $874,632 as follows:

Mutual funds	$ 251,916
PVF Capital Corp. common stock	622,716
	$ 874,632

NOTE 5 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid. Plan assets allocated to these participants were $62,284 at December 31, 2003 and $38,302 at December 31, 2002.

NOTE 6 - PARTIES-IN-INTEREST

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer and certain others. At December 31, 2003 and 2002, all investments in the Plan are party-in-interest investments. The Plan invests in the common stock and certificates of deposit of the Company, who is the Plan sponsor. The Plan also invests in mutual funds with Scudder Investments, who is a custodian of the Plan, and in a money market fund with Wachovia, who is a custodian of the Plan. Fees paid by the Plan to Scudder Investments, a plan custodian, totaled $3,540 for the year ended December 31, 2003. These fees constitute a party-in-interest transaction.

NOTE 7 - TAX STATUS

Effective January 1, 2002, the plan document was restated for recent law changes using a restated version of the Standardized Prototype Plan Document. The Internal Revenue Service has determined and informed the prototype plan sponsor, by a letter dated February 7, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

SUPPLEMENTAL SCHEDULES

PARK VIEW FEDERAL SAVINGS BANK
SALARY SAVINGS PLAN AND TRUST
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2003

Name of Plan Sponsor: Park View Federal Savings Bank
EIN: 13-5565207
Plan number: 002

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest collateral, par or maturity value	(d) Cost	(e) Current Value
*	Wachovia	Evergreen Money Market Fund	$ √	$ 365
*	PVF Capital Corp	PVF Capital Corp. common stock	√	2,284,252
*	Park View Federal Savings Bank	Park View Federal Savings Bank Certificate of Deposit, various, maturity date 7/6/04	√	438,381
*	Park View Federal Savings Bank	Park View Federal Savings Bank Certificate of Deposit, maturity date 2/22/05	√	10,803
*	Scudder Investments	Scudder Technology Fund	√	120,483
*	Scudder Investments	Scudder Total Return Fund	√	337,263
*	Scudder Investments	Scudder Money Market	√	1,986
*	Scudder Investments	Scudder High Income Fund	√	85,839
*	Scudder Investments	Scudder Cash Reserves Fund	√	4,359
*	Scudder Investments	Scudder Blue Chip Fund	√	4,657
*	Scudder Investments	Scudder Global Discovery Fund	√	130,133
*	Scudder Investments	Scudder-Dreman High Return Fund	√	155,372
*	Scudder Investments	Scudder-Dreman Small Cap Value Fund	√	183,180
*	Scudder Investments	Scudder-Dreman Capital Growth Fund	√	198,445
				$ 3,955,518

* Party-in-interest
√ All investments are participant directed, therefore, historical cost information is not required.

PARK VIEW FEDERAL SAVINGS BANK
SALARY SAVINGS PLAN AND TRUST
Schedule H, Line 4a - Delinquent Deposits of Participant Contributions
Year ended December 31, 2003

Name of Plan Sponsor:	Park View Federal Savings Bank
EIN:	13-5565207
Plan number:	002

Participant Contributions of the Current Plan Year Not Deposited Into the Plan Within the Time Period Described in 29 CFR 2510.3-102	$ 5,444
Less: Amount fully corrected under the DOL's Voluntary Fiduciary Correction Program (VFC Program) and PTE 2002-51	0
Delinquent Deposits of Current Plan Year Participant Contributions Constituting Prohibited Transactions	5,444 (1)
Plus: Delinquent Deposits of Prior Year Participant Contributions Not Yet Fully Corrected	0
Total Delinquent Deposits of Participant Contributions Constituting Prohibited Transactions	$ 5,444

(1) Of this amount, $5,444 has been fully corrected outside of the VFC Program.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Park View Federal Savings Bank
Salary Savings Plan and Trust
(Name of Plan)

By: Park View Federal Savings Bank, as Plan Administrator



Date: June 24, 2004

By ______________________
C. Keith Swaney, President

EXHIBITS

Exhibit 23 Consent of Crowe Chizek and Company LLC


Crowe

Crowe Chizek and Company LLC
Member Horwath International

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement No. 33-97450 on Form S-8 of PVF Capital Corp. of our report dated April 6, 2004, which is included in this Annual Report on Form 11-K of PVF Capital Corp. for the year ended December 31, 2003.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Columbus, Ohio
June 23, 2004